UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Cascal N.V.

(Name of issuer)

Common Shares, par value €0.50 per share

(Title of class of securities)

N1842P109

(CUSIP number)

Brian Hoffmann

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

(212) 878-8000

(Name, address and telephone number of person authorized to receive notices and communications)

August 9, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. N1842P109
1.	Name of reporting persons Sembcorp Industries Ltd.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 30,061,343
	9.	Sole dispositive power 0
	10.	Shared dispositive power 30,061,343
11.	Aggregate amount beneficially owned by each reporting person 30,061,343
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 97.66%*
14.	Type of reporting person CO

*	Based on 30,781,343 common shares outstanding as of June 25, 2010 reported in Cascal N.V.’s financial statements on form 20-F filed with the Securities and Exchange Commission on June 25, 2010.

CUSIP No. N1842P109
1.	Name of reporting persons Sembcorp Utilities Pte Ltd.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 30,061,343
	9.	Sole dispositive power 0
	10.	Shared dispositive power 30,061,343
11.	Aggregate amount beneficially owned by each reporting person 30,061,343
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 97.66%*
14.	Type of reporting person CO

*	Based on 30,781,343 common shares outstanding as of June 25, 2010 reported in Cascal N.V.’s financial statements on form 20-F filed with the Securities and Exchange Commission on June 25, 2010.

Item 1.	Securities and Issuer

This Amendment No. 3, which relates to the common shares, par value €0.50 per share (the “Shares”), of Cascal N.V., a public company with limited liability organized under the laws of The Netherlands (the “Company”), supplements and amends the Amendment No. 2 to the statement of Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 2, 2010, Amendment No. 1 to the statement on Schedule 13D filed with the SEC on July 16, 2010 and the statement on Schedule 13D filed with the SEC on April 27, 2010 (as amended, the “Existing Schedule 13D”), by Sembcorp Utilities Pte Ltd., a private limited company organized under the laws of Singapore (“Purchaser”), and Sembcorp Industries Ltd., a public limited company organized under the laws of Singapore (“Parent”) and, together with Purchaser, the “Reporting Persons”). Unless the context otherwise requires, capitalized terms used but not defined herein have the meanings ascribed to them in the Existing Schedule 13D.

Items 4, 5 and 6 of the Existing Schedule 13D are hereby amended as follows below. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Existing Schedule 13D.

Item 4.	Purpose of the Transaction

The following is added to amend Items 4(a), (b):

The additional subsequent offer period expired at 5:00 p.m. New York City time on August 9, 2010. According to the Depositary, a total of 30,061,343 Shares were validly tendered and not withdrawn prior to the expiration of the additional subsequent offer period (including all of the Shares tendered and not withdrawn in the initial offer period and the initial subsequent offer period), representing approximately 97.66% of the issued and outstanding Shares. All of the Shares validly tendered and not withdrawn have been accepted for payment and payment for such Shares has been made in accordance with the Offer’s terms. At US$6.75 per Share, the total consideration for this 97.66% stake in Cascal amounts to US$202,914,065.25.

Item 5.	Interests in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) Purchaser is the beneficial owner of 30,061,343 Shares, or approximately 97.66% of the Shares outstanding. Parent, as the owner of 100% of the capital stock of Purchaser, may be deemed to have beneficial ownership of the Shares beneficially owned by Purchaser. To the knowledge of the Reporting Persons, no executive officer or director named on Schedule A attached hereto beneficially owns any Shares.

(b) The Reporting Persons have the shared power to vote or direct the vote, and the shared power to dispose or to direct the disposition, of the Shares described herein.

(c) Other than as described in Item 4 of this Schedule 13D, neither Reporting Person nor any executive officer or director named on Schedule A attached hereto has effected any transaction in the Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following is added to amend Item 6:

The response to Item 4 of this Schedule 13D is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2010

SEMBCORP UTILITIES PTE LTD.

By:	/S/ RICHARD QUEK HONG LIAT
Name:	Richard Quek Hong Liat
Title:	SVP, Group Corporate Finance and M&A, Sembcorp Industries Ltd.

SEMBCORP INDUSTRIES LTD.

By:	/S/ RICHARD QUEK HONG LIAT
Name:	Richard Quek Hong Liat
Title:	SVP, Group Corporate Finance and M&A

The Joint Filing Agreement dated April 26, 2010 between Sembcorp Industries Ltd and Sembcorp Utilities Pte Ltd, which was filed as Exhibit 3 to Schedule 13D filed by Sembcorp Industries Ltd and Sembcorp Utilities Pte Ltd with the SEC on April 27, 2010, are hereby incorporated by reference.

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF SEMBCORP INDUSTRIES LTD

Unless otherwise indicated, each of the individuals listed below is a citizen of the Republic of Singapore, the business address of each of such individual is 30 Hill Street #05-04, Singapore 179360 and the principal occupation of each of such individual is with Sembcorp Industries Ltd (“Parent”).

Name, Address and Citizenship	Position with Parent	Principal Occupation and Business Address
Tang Kin Fei	Director and Group President & CEO	Group President & CEO Sembcorp Industries Ltd 30 Hill Street #05-04 Singapore 179360

Ang Kong Hua	Chairman/Director	Executive Director, NSL Ltd, 77 Robinson Road #27-00, Singapore 068896

Goh Geok Ling	Director	Retired

Evert Henkes/Citizen of the Netherlands	Director	Retired

Chin Yoke Choong	Director	Retired

Richard Edward Hale/Citizen of the United Kingdom	Director	Retired

Lee Suet Fern	Director	Senior Director, Stamford Law Corporation, 9 Raffles Place #32-00 Republic Plaza, Singapore 048619

Margaret Lui	Director	Chief Operating Officer Seatown Holdings International Pte Ltd 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891

Tan Sri Mohd Hassan Marican	Director	Businessman 134 Jalan Teratai, Taman Udajaya Ampang, 68000, Selangor Malaysia

Low Sin Leng	Executive Vice President	Executive Chairman. Sembcorp Industrial Parks Ltd, 3 Lim Teck Kim Rd, #12-02, Singapore Technologies Building, Singapore 088934

A-1

Name, Address and Citizenship	Position with Parent	Principal Occupation and Business Address
Koh Chiap Khiong	Group Chief Financial Officer	Group Chief Financial Officer Sembcorp Industries Ltd 30 Hill Street #05-04 Singapore 179360

Paul David Gavens / Citizen of the United Kingdom	Executive Vice President	Managing Director, Sembcorp Utilities (UK) Limited, Sembcorp UK Headquarters, PO Box 1985, Wilton International, Middlesbrough, TS90 8WS, UK

Tan Cheng Guan	Executive Vice President, Group Business and Strategic Development	EVP, Group Business and Strategic Development Sembcorp Industries Ltd 30 Hill Street #05-04 Singapore 179360

Ng Meng Poh	Executive Vice President	EVP, Head, Singapore Utilities Operations, Acting Head, Asset Management, Sembcorp China and Managing Director, Sembcorp Cogen Sembcorp Industries Ltd 30 Hill Street #05-04 Singapore 179360

Wong Weng Sun	Executive Vice President	President & CEO Sembcorp Marine Ltd 29 Tanjong Kling Road Singapore 628054

EXECUTIVE OFFICERS AND DIRECTORS OF SEMBCORP UTILITIES PTE LTD

Unless otherwise indicated, each of the individuals listed below is a citizen of the Republic of Singapore, the business address of each of such individual is 30 Hill Street #05-04, Singapore 179360 and the principal occupation of each of such individual is with Sembcorp Utilities Pte Ltd (“Purchaser”).

Name, Address and Citizenship	Position with Purchaser	Principal Occupation and Business Address
Tang Kin Fei	Chairman and Director	Group President & CEO Sembcorp Industries Ltd 30 Hill Street #05-04 Singapore 179360

Low Sin Leng	Executive Vice President	Executive Chairman. Sembcorp Industrial Parks Ltd, 3 Lim Teck Kim Rd, #12-02, Singapore Technologies Building, Singapore 088934

A-2

Paul David Gavens/ Citizen of the United Kingdom	Director	Managing Director, Sembcorp Utilities (UK) Limited, Sembcorp UK Headquarters, PO Box 1985, Wilton International, Middlesbrough, TS90 8WS, UK

Tan Cheng Guan	Director	EVP, Group Business and Strategic Development Sembcorp Industries Ltd 30 Hill Street #05-04 Singapore 179360

Ng Meng Poh	Director	Head, Singapore Utilities Operations, Acting Head, Asset Management, Sembcorp China and Managing Director, Sembcorp Cogen Sembcorp Industries Ltd 30 Hill Street #05-04 Singapore 179360

Koh Chiap Khiong	Director	Group Chief Financial Officer Sembcorp Industries Ltd 30 Hill Street #05-04 Singapore 179360

A-3